Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reaches terms with Government of Mauritania to enhance partnership

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario – June 15, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) is pleased to announce today that it has reached an agreement in principle (“agreement”) with the Government of Mauritania (“Government”) to enhance the parties’ partnership. The key terms of the agreement, which remain subject to definitive documentation, are the culmination of discussions between Kinross and the Government that balance the interests of both parties. The terms contemplate reasonable commercial trade-offs intended to provide certainty and resolution of outstanding matters.

Key terms of agreement

Under the terms of the agreement, the Government will provide Kinross with a 30-year exploitation license for Tasiast Sud under the 2008 Mining Code and the 2012 Mining Convention, granted with expedited permitting and the possibility of early mining. The agreement also provides for the reinstatement of the tax exemption on fuel duties1 and the repayment by the Government to Kinross of approximately $40 million in outstanding VAT refunds with an agreed payment schedule through 2025.

Kinross will make a $10 million payment to the Government after completion of the definitive agreements to resolve disputed matters related to fuel use and tax exemptions. In addition, upon receiving the exploitation license for Tasiast Sud, Kinross will make a $15 million payment to resolve disputed matters arising out of Kinross’ prior application to convert the Tasiast Sud exploration license into an exploitation license.

At Tasiast, Kinross has also volunteered to update its existing fixed 3% royalty payable under the 2006 Tasiast Mining Convention (the “2006 Convention”). While the 2006 Convention remains in full force and effect for Tasiast, the mining laws of Mauritania have evolved in a manner that is consistent with other African mining jurisdictions. Accordingly, Kinross decided it was appropriate to pay an escalating royalty tied to the price of gold1 that aligns with the 2008 Mining Code (that replaced the 1999 Mining Code) and the 2012 Mining Convention, and is comparable with other royalties in the region.

A renewed partnership approach for Tasiast Sud contemplates the Government receiving a 15% free carried interest in Tasiast Sud with an option to purchase an additional 10% participating interest in the project after additional feasibility work is completed.

The parties have also agreed to enhanced exploration programs at Tasiast Sud and Kinross-held concessions north of the current mining area, to the extent achievable in the current COVID-19 environment. The exploration program at the large, underexplored and prospective Tasiast Sud property is expected to focus on upgrading existing indicated resource estimates of 193 Au koz.2 and inferred resource estimates of 817 Au koz[2] and to potentially enhance the probable reserve estimates of 144 Au koz.2

The Government will have the right to nominate two observers to the Board of Directors (“Board”) of the Kinross subsidiary operating the Tasiast mine and will also have a right to nominate one representative and one observer to the Board of the Kinross subsidiary that will operate Tasiast Sud. These changes are intended to enhance transparency and communication between Tasiast and the Government.

1 The fuel tax exemptions and updated royalty structure are effective July 1, 2020.

2 See Appendix with full assumptions related to Tasiast Sud’s mineral reserve and resource estimates.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

J. Paul Rollinson, Kinross President and CEO, commented on the agreement: “We are pleased to see further development of a positive foreign investment climate in Mauritania with this successful outcome of our discussions with the Government, along with the IFC-led Tasiast project financing signed in December 2019. This balanced agreement will deliver increased stability, position Tasiast for long-term success, and provide enhanced benefits to Mauritania and its people.”

Mohamed Abdel Vetah, Mauritanian Minister of Petroleum, Mines and Energy, commented on the agreement: “This agreement is a result of positive efforts between the Government of Mauritania and Kinross to amicably resolve our discussions. It also highlights our commitment to providing an attractive investment climate in the country and ensures that the Mauritanian people will receive the appropriate benefits from the Tasiast mine. Tasiast is an important contributor to Mauritania and we believe our new agreement will be a positive model for other foreign mining investors. We are pleased that our longstanding and important partnership with Kinross has been strengthened, and we welcome the continued investment in our country and contributions to its socio-economic development.”

Updated royalty structure to align with current laws

The Company believes that voluntarily updating the royalty structure for Tasiast so that it aligns with Mauritania’s current mining conventions and codes will strengthen the foundation for long-term stability and further align interests by ensuring the country receives an appropriate share of economic benefits from the Tasiast mine.

Gold price	Percentage point increase above the 3% 2006 Convention royalty	Total Tasiast royalty (including existing 3% royalty)
Below $1,000/oz.	1.0%	4.0%
$1,000 – $1,199/oz.	1.5%	4.5%
$1,200 – $1,399/oz.	2.0%	5.0%
$1,400 – $1,599/oz.	2.5%	5.5%
$1,600 – $1,799/oz.	3.0%	6.0%
$1,800/oz. and above	3.5%	6.5%

For more information on the agreement: https://www.kinross.com/files/doc_presentations/2020/06/Terms-Reached-with-the-Government-of-Mauritania.pdf

Generating value through responsible mining

From 2010 - 2019, Kinross has contributed approximately $3 billion to Mauritania’s economy, supporting the country’s economic growth through taxes, procurement, community programs and wages. From 2013 - 2019, Kinross has also invested more than $30 million in training and capacity building as part of a long-term strategy to grow local content. In 2019, 95% of the employees of the mine were Mauritanian and the Company intends to increase the number of Mauritanians in management positions. Kinross continues to put a priority on using in-county suppliers, and in 2019, the Company conducted business with more than 235 Mauritanian suppliers.

Consistent with its approach across all operations, Kinross works closely with local communities near Tasiast to understand and support local development initiatives. Since 2010, the Company has spent more than $12 million on local community programs in areas ranging from health, animal husbandry, small businesses for women’s groups, infrastructure, and renewable energy. Development indicators such as poverty, literacy, employment, quality of housing and access to basic services have all shown significant improvements in communities around the mine. Kinross will continue to work closely with communities and authorities to realize the positive development outcomes related to responsible mining.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The words “anticipate”, “believe”, “continue”, “expect”, “focus”, “forecast”, “intend”, “offer”, “option”, “outlook”, “potential”, “priority”, “will” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will enter into definitive documentation in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (ii) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; (iii) that the benefits of the contemplated arrangements will result in increased stability at the Company’s operations in Mauritania; (iv) the accuracy of the mineral reserve and mineral resource estimates (including but not limited to ore tonnage and ore grade estimates); (v) the potential for long-term success at Tasiast; (vi) the terms and conditions of the existing mining convention being interpreted and applied in a manner consistent with its intent and our expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (vii) the ability to conduct enhanced exploration at Tasiast Sud and other Kinross-held concessions; (viii) the effect of changes designed to enhance transparency in the relationship between Kinross and the Government; and (ix) that other disputes between Kinross and the Government will not arise relating to unresolved or other matters. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix: Tasiast Sud Mineral Reserve and Resource Estimates

	Tonnes (kt)	Grade (g/t)	Ounces (Au koz.)
Probable Reserves	2,231	2.0	144
Indicated Resources	5,840	1.0	193
Inferred Resources	35,784	0.7	817

The mineral resource and mineral reserve estimates for Tasiast Sud do not contemplate the escalated royalty structure included in the term sheet signed with the Government of Mauritania.

Kinross Mineral Reserve and Resource Statements Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates: Mauritanian Ouguiya to $35

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,400 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2019 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For the above reasons, the mineral reserve and mineral resource estimates and related information in this presentation may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) The mineral resource and mineral reserve estimates for Tasiast Sud do not contemplate the escalated royalty structure contemplated by the term sheet signed with the Government of Mauritania.

Source: Kinross Gold Corporation

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